SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number 1-13232
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
(Full title of the plan)
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule

Apartment Investment and Management Company 401(k) Retirement Plan

Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Denver, Colorado
June 23, 2008

Apartment Investment and Management Company 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments	$92,535,286	$85,637,944

Total assets	92,535,286	85,637,944

Net assets available for benefits	$92,535,286	$85,637,944

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions:
Employee contributions	$9,602,608
Employer contributions, net of forfeitures	5,179,055
Rollover contributions	1,062,612

15,844,275

Net depreciation in fair value of investments	(2,876,462)
Interest and dividend income	6,594,757

Net additions	19,562,570

Deductions:
Benefit payments	12,596,714
Administrative expenses	68,514

Total deductions	12,665,228

Net increase	6,897,342
Net assets available for benefits at the beginning of the year	85,637,944

Net assets available for benefits at the end of the year	$92,535,286

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “AIMCO”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $15,500 (for 2007), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company may make matching contributions in the following manner: (1) a 100% match on participant contributions to the extent of the first 3% of the participant’s eligible compensation; and (2) a 50% match on participant contributions to the extent of the next 2% of the participant’s eligible compensation.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and appreciation or depreciation in earnings from the fund(s) elected by the participant. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vest immediately. Matching contributions made prior to January 1, 2004 vest fully after three years of service. Participants forfeit any unvested matching contributions upon the earlier of a distribution following termination of employment or five years from their break-in-service date. Upon withdrawal, any unvested portion of a participant’s account may be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2007, $68,514 of forfeited unvested participant balances were used to pay administrative expenses. For the year ended December 31, 2007, forfeited balances of terminated participants’ unvested accounts totaled $21,796. At December 31, 2007 and 2006, Plan assets totaling $79,086 and $121,658, respectively, were available to reduce employer contributions or pay administrative expenses in the future.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible.
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements (continued)
December 31, 2007
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.
Investments
Investments other than participant loans and the common collective trust fund are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances. Investments held in the common collective trust fund are carried at contract value, which approximates fair value. As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in guaranteed investment contracts through a common collective trust (Fidelity Management Trust Company Managed Income Portfolio Fund). The statements of net assets available for benefits present the contract value of the Fidelity Management Trust Company Managed Income Portfolio Fund, which approximates the fair value. The fair value of the Plan’s interest in the Fidelity Management Trust Company Managed Income Portfolio Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Management Trust Company Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. AIMCO, the plan sponsor, believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements (continued)
December 31, 2007
Plan Expenses
The Company pays certain expenses necessary to administer the Plan.
New Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates and requires disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity’s own data. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material effect on the Plan’s financial statements.
3. Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value for the year ended December 31, 2007, as presented in the following table:

Net
Depreciation
in Fair Value
During Year
Investments in mutual funds	$(1,847,914)
Investments in common stock	(1,028,548)

Total	$(2,876,462)

The AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2007 and 2006, this fund held 73,268 shares and 54,031 shares of AIMCO common stock with a market value of approximately $2.5 million and $3.0 million, respectively.
The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Fidelity Investment Mutual Funds:
Growth Company Fund	$8,970,992	$7,436,719
Growth and Income Fund	13,410,442	14,791,672
Retirement Money Market Fund	6,214,819	6,205,719
Asset Manager Fund	*	4,901,890
Equity Income II Fund	6,370,591	5,954,097
Diversified International Fund	7,119,887	4,631,080

Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	8,316,831	8,908,461
* Investment less than 5%.

SCHEDULE

Apartment Investment and Management Company 401(k) Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
	Maturity Date, Rate of Interest,	Current
Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Value

Common stock:
*AIMCO Stock Fund (1)	155,937 shares	$2,845,704

*Fidelity Investment mutual funds:
Growth Company Fund	108,110 shares	8,970,992
Growth and Income Fund	491,585 shares	13,410,442
Asset Manager Fund	282,355 shares	4,379,328
Equity Income II Fund	277,223 shares	6,370,591
Diversified International Fund	178,443 shares	7,119,887
Low Priced Stock Fund	85,214 shares	3,504,871
Spartan US Equity Index Fund	55,956 shares	2,904,099
Retirement Money Market Fund	6,214,819 shares	6,214,819
Fidelity Real Estate Fund	90,231 shares	2,344,204
Fidelity Small Cap Stock Fund	129,729 shares	2,261,173
Fidelity Freedom Income Fund	38,868 shares	445,034
Fidelity Freedom 2000 Fund	17,243 shares	213,290
Fidelity Freedom 2010 Fund	131,652 shares	1,951,080
Fidelity Freedom 2020 Fund	194,668 shares	3,077,703
Fidelity Freedom 2030 Fund	210,247 shares	3,473,277
Fidelity Freedom 2040 Fund	311,522 shares	3,031,112

*Fidelity Management Trust Company
Common collective trust fund:
Managed Income Portfolio Fund	8,316,831 shares	8,316,831

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	366,345 shares	3,916,231
Pacific Investment Management Company Real Return Fund — Institutional Class	56,556 shares	619,857
Vanguard Explorer Fund	39,862 shares	2,641,224
American Beacon Small Cap Value Fund	72,383 shares	1,246,441

*Participant loans	Interest rates range from 6.00% to 10.25%	3,277,096

		$92,535,286

*Indicates a party-in-interest to the Plan

(1)	AIMCO Stock Fund holds AIMCO common stock and cash. At December 31, 2007, this fund held 73,268 shares of AIMCO common stock with a market value of approximately $2.5 million.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2008

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY
401(k) RETIREMENT PLAN

By:	/s/ JAMES G. PURVIS

James G. Purvis
Executive Vice President, Human Resources

By:	/s/ THOMAS M. HERZOG

Thomas M. Herzog
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP